GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP

INCLUDING PROFESSIONAL CORPORATIONS

200 Park Avenue, New York, New York 10166-0193

(212) 351-4000

www.gibsondunn.com

December 23, 2009

Direct Dial	Client Matter No.
(212) 351-4062	50615-00002

Fax No. (212) 351-6202

VIA EDGAR AND HAND DELIVERY

Christina Chalk, Senior Special Counsel

Mellissa Duru, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kraft Foods Inc.

Form S-4 filed on December 4, 2009

SEC File No. 333-163483

Schedule TO-T filed on December 4, 2009

Amendment No. 1 to Schedule TO-T filed on December 15, 2009

SEC File No. 5-55187

Dear Ms. Chalk:

On behalf of Kraft Foods Inc., a Virginia corporation (“Kraft Foods”), this letter responds to your letter dated December 17, 2009, regarding comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) to Kraft Foods’ Registration Statement on Form S-4 originally filed with the SEC on December 4, 2009 and its Tender Offer Statement on Schedule TO-T originally filed with the SEC on December 4, 2009 (the “Schedule TO”), as amended by Amendment No. 1 to the Schedule TO. Each of the Staff’s comments is set forth in bold italics below, followed by the corresponding response. Concurrent herewith, Kraft Foods has filed Amendment No. 1 to the Form S-4 (“Amendment No. 1”) and Amendment No. 2 to the Schedule TO.

Christina Chalk, Senior Special Counsel

Mellissa Duru, Special Counsel

December 23, 2009

Form S-4 Filed on December 4, 2009

General

1.	We note the statement on the cover page of the prospectus and elsewhere in the document indicating that “Cadbury security holders will only receive the relevant offer documents if they are permitted by law to receive them.” Rule 14d-10(a)(1) requires the offer to be open to all shareholders of the subject class. While we understand that you are conducting the offer through the use of different offer documents tailored to the disclosure requirements of the U.S. and the U.K., we do not believe that you may exclude certain Cadbury shareholders from participation in the offer. Supplementally explain the quoted language above, and whether it would prevent Cadbury shareholders in certain jurisdictions from participating in the offer.

Kraft Foods supplementally advises the Staff that the statement is not intended to violate Rule 14d-10(a)(1) or to prohibit Cadbury securityholders from accepting the offer. Kraft Foods included the statement in an abundance of caution to avoid any potential violation of law resulting from the dissemination or receipt of offer documents in a foreign jurisdiction. Additionally, Kraft Foods notes that the SEC’s release adopting amendments to the cross-border tender offer rules in 2008 explains that

“[a]lthough foreign target holders may not be excluded from U.S. tender offer rules under these provisions, our rules do not require dissemination of offer materials outside the United States.” See page 107 of Release Nos. 33-8957 and 34-5897 (September 19, 2008).

2.	We note the disclosure throughout the offer materials that Kraft “may” include a subsequent offering period, and that it “may” provide a mix and match election during any subsequent offering period. That disclosure is inconsistent with Kraft’s exemptive request letter dated December 8, 2009. Please revise the disclosure in the Form S-4, and advise how you will notify Cadbury shareholders of this change. Note that in the context of an initial offering period in which Kraft is providing a mix and match election, we believe that the fact that there will be a subsequent offering period and that the mix and match election will also be provided during that period is material information.

In response to this comment, Kraft Foods has revised the disclosure on page viii of the Form S-4 (page viii of Amendment No. 1) to reflect that Kraft Foods will provide a mix and match facility during the subsequent offer period. The revised disclosure reads as follows:

“Valid elections under the mix and match facility received during the initial offer period will be off-set against each other in one off-setting pool. At the time we made the offer on December 4, 2009, we reserved the right to extend the mix and match facility during the subsequent offer period. We have since determined that we will in fact make the mix and match facility available during the subsequent offer period. Assuming the subsequent offer period extends beyond 14 days, there will be multiple settlement dates on which we will settle the consideration for Cadbury ordinary shares, including those represented by Cadbury ADSs, tendered in the subsequent offer period. As a result, there will be separate off-setting pools for Cadbury ordinary shares, including those

Christina Chalk, Senior Special Counsel

Mellissa Duru, Special Counsel

December 23, 2009

represented by Cadbury ADSs, tendered in the subsequent offer period and settled together on a particular settlement date. Accordingly, all mix and match calculations in respect of Cadbury securityholders who accept the offer during the subsequent offer period will be made by reference to the number of valid acceptances and elections we receive that are to be settled on each settlement date.”

Moreover, Kraft Foods has added comparable disclosure to pages xi and 27 of the Form S-4 (pages xi and 28 of Amendment No. 1).

Additionally, Kraft Foods supplementally advises the Staff that it will disclose this change in an upcoming press release it issues relating to the terms of the offer.

Questions and Answers about the Offer, page vi

3.	See our last comment above. Where you discuss the subsequent offering period currently, and in revised disclosure in response to the last comment above, note that the offset pools in the initial and subsequent offering periods will be different. See for example, the subsection relating to the offer consideration during any subsequent offering period on page xi of the prospectus.

In response to this comment, Kraft Foods has revised the disclosure on page xi of the Form S-4 (page xi of Amendment No. 1) to reflect that the off-setting pools for the mix and match facility in the initial offer period and the subsequent offer period will be different. The revised disclosure reads as follows:

“Furthermore, as described in Question 6, there will be separate off-setting pools for Cadbury ordinary shares, including those represented by Cadbury ADSs, tendered in the subsequent offer period and settled together on a particular settlement date. Accordingly, all mix and match calculations in respect of Cadbury securityholders who accept the offer during the subsequent offer period will be made by reference to the number of valid acceptances and elections we receive that are to be settled on each settlement date. As a result, Cadbury securityholders who tender their Cadbury ordinary shares or Cadbury ADSs during the subsequent offer period and elect for more cash or more shares of Kraft Foods common stock under the mix and match facility may receive a different proportion of their preferred consideration than those who accept during the initial offer period or those who accept earlier or later during the subsequent offer period.”

4.	On page xiv, update the disclosure about the treatment of Cadbury share options.

Kraft Foods supplementally advises the Staff that it will update the disclosure about the treatment of share options, as appropriate, when Kraft Foods has more information regarding the treatment of those options. Kraft Foods has made two requests to Cadbury for additional information, both of which have been rejected.

Christina Chalk, Senior Special Counsel

Mellissa Duru, Special Counsel

December 23, 2009

The Offer, page 45

5.	We note that you reserve the right (under certain conditions) to implement the acquisition of Cadbury though a scheme of arrangement. Briefly explain how such an acquisition method would differ from this offer.

In response to this comment, Kraft Foods has revised the disclosure on page 45 of the Form S-4 (page 46 of Amendment No. 1) to include additional information regarding a scheme of arrangement. The revised disclosure reads as follows:

“A scheme of arrangement is a U.K. statutory, court-sanctioned procedure that may be used as an alternative to the offer if proposed by Cadbury to its shareholders with the agreement of Kraft Foods. In order to be implemented, a scheme of arrangement must be approved by the holders of Cadbury ordinary shares, including those represented by Cadbury ADSs, at a special meeting convened at the direction of the High Court of Justice in England and Wales. At the meeting, the scheme of arrangement must be approved by a majority in number of holders of Cadbury ordinary shares, including those represented by Cadbury ADSs, representing at least 75% in value of the Cadbury ordinary shares, including those represented by Cadbury ADSs, of those voting, whether in person or by proxy. After such approval, the court’s sanction of the scheme of arrangement will be sought and, if given, a copy of the court’s order must be filed with the U.K. Registrar of Companies, at which time the scheme of arrangement becomes effective. Once the court has sanctioned a scheme of arrangement, all holders of Cadbury ordinary shares, including those represented by Cadbury ADSs, are bound by it, whether or not they have voted in favor of it.”

Unaudited U.S. GAAP Pro Forma Financial Information, page 78

6.	Please modify your disclosure in the second paragraph under this heading to clarify that if you obtain more current financial information pertaining to Cadbury Plc prior to the effective date of your registration statement you would be required to update the historical and pro forma financial statements in your registration statement to include such information prior to the effective date. Please include disclosure comparable to that provided in the second paragraph on page 78 along with all summary historical and pro forma information shown elsewhere in your filing. Please comply with Rule 437 of Regulation C, as it relates to the need for a consent from the auditor of the Cadbury Plc financial statements.

In response to this comment, Kraft Foods has revised the disclosure on page 78 of the Form S-4 (page 80 of Amendment No. 1) to clarify that if Kraft Foods obtains more current Cadbury financial information prior to the effective date of the registration statement, then Kraft Foods would be required to update the historical and pro forma financial statements in the Form S-4 to include such information. The revised disclosure reads as follows:

“We have requested current financial information from Cadbury, including financial information for the nine-month period ended September 30, 2009. Our legal advisors received a letter dated December 15, 2009 in which Cadbury rejected our request. We

Christina Chalk, Senior Special Counsel

Mellissa Duru, Special Counsel

December 23, 2009

have since made a subsequent request. If we receive such information prior to the effectiveness of our registration statement of which this prospectus/offer to exchange forms a part, we would be required to compile pro forma combined financial data for the nine-month period ended September 30, 2009 and include it in this prospectus/offer to exchange prior to the effectiveness of our registration statement.”

Moreover, in response to this comment, Kraft Foods has added comparable disclosure to pages 9, 14 and 16 of the Form S-4 (pages 11, 14 and 16 of Amendment No. 1).

Kraft Foods supplementally advises the Staff that it will comply with Rule 437 of Regulation C, as it relates to the need for a consent from Cadbury’s auditor, if such consent is not provided to Kraft Foods. Kraft Foods has revised the disclosure on page 94 of the Form S-4 (page 96 of Amendment No. 1) to reflect the same. The revised disclosure reads as follows:

“Pursuant to Rule 439 under the Securities Act, we require the consent of Cadbury’s independent auditors to incorporate by reference in this prospectus/offer to exchange their audit report to Cadbury’s Annual Report on Form 20-F for the year ended December 31, 2008. We have requested that consent from Cadbury. Our legal advisors received a letter dated December 15, 2009 in which Cadbury rejected our request. We have since made a subsequent request. If we receive this consent, we will promptly file it as an exhibit to our registration statement. If we do not obtain this consent, we will seek a waiver of the requirement to provide such consent pursuant to Rule 437 of Regulation C. Absent receipt of such consent or waiver, there is a risk that the SEC may not declare our registration statement effective. If we do receive such waiver and the SEC declares our registration statement effective, Cadbury securityholders may not be able to recover against Cadbury’s auditors under Section 11 of the Securities Act.”

Moreover, in response to this comment, Kraft Foods has added comparable disclosure to page iii of the Form S-4 (page iii of Amendment No. 1).

Christina Chalk, Senior Special Counsel

Mellissa Duru, Special Counsel

December 23, 2009

If you should have any questions or further comments with respect to the Form S-4 or Schedule TO, each as amended, please do not hesitate to contact me at the telephone number provided above, or, in my absence, please contact Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034 or James J. Moloney of Gibson, Dunn & Crutcher LLP at (949) 451-4343. Facsimile transmissions may be sent to (212) 351-6202.

Very truly yours,

/s/ Barbara L. Becker
Barbara L. Becker

cc:	Timothy R. McLevish

Chief Financial Officer

Kraft Foods Inc.

Three Lakes Drive

Northfield, Illinois 60093

Marc S. Firestone

Executive Vice President, Corporate & Legal Affairs and General Counsel

Kraft Foods Inc.

Three Lakes Drive

Northfield, Illinois 60093

Karl Hiller, Branch Chief

Division of Corporation Finance

December 23, 2009

Christina Chalk, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Dear Ms. Chalk:

Reference is made to your letter, dated December 17, 2009, regarding the Registration Statement on Form S-4 (File No. 333-163483) filed by Kraft Foods Inc. ( “Kraft Foods”) with the United States Securities and Exchange Commission (the “Commission”) on December 4, 2009 and the Tender Offer Statement on Schedule TO-T (File No. 5-55187) filed on December 4, 2009, as amended by Amendment No.1 to Schedule TO-T filed on December 15, 2009.

Per your request, Kraft Foods acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KRAFT FOODS INC.

By:	/s/ Carol J. Ward
Name:	Carol J. Ward
Title:	Vice President and Corporate Secretary